Filed Pursuant to Rule 424(b)(3)
Registration No. 333-138389

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 14, 2007)

Up to 185,437,500 Shares

(subject to increase to up to 213,253,125 shares)

COMMON STOCK

This supplements the prospectus of People’s United Financial, Inc. dated February 14, 2007 and the prospectus supplement thereto dated March 26, 2007. This prospectus supplement should be read together with the prospectus and such prospectus supplement.

The subscription offering has concluded.

We have received more than 20,800 orders for a total of approximately 64,000,000 shares at a purchase price of $20.00 per share, or approximately $1.28 billion, in the subscription offering. The number of shares available for sale in the syndicated offering will be reduced by the number of shares sold in the subscription offering. Subject to market conditions, independent appraiser review and regulatory approval, we expect to sell in the aggregate between 161,250,000 shares, which is the midpoint of the offering range set forth in the prospectus dated February 14, 2007, and 185,437,500 shares, which is the maximum of the offering range, in both the subscription offering and the syndicated offering.

We are increasing the number of shares that you may purchase in the offering.

We have increased the amount of stock that you may purchase as follows:

•	You, together with any associates or persons who may be acting in concert with you (as defined in the prospectus), may now purchase up to $100.0 million (5,000,000 shares) in the offering.

The individual purchase limitation of $12.5 million (625,000 shares) as previously disclosed remains unchanged.

The ownership limitations for current People’s Bank stockholders disclosed in the prospectus remain unchanged.

These purchase limitations apply to purchases made in either the subscription or syndicated offering. If you have purchased shares of common stock in both the subscription and syndicated offerings, your total orders must comply with the purchase limitations set forth above.

Completion of the offering remains subject to (1) final approval from the Office of Thrift Supervision, including approval of an updated appraisal, and (2) the sale of at least 137,062,500 shares of common stock, which is the minimum of our offering range.

People’s United Financial has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting the Securities and Exchange Commission’s web site at www.sec.gov. To review a filed copy of People’s United Financial’s current registration statement, please visit the following link: http://www.sec.gov/Archives/edgar/data/1378946/000119312507029033/ds1a.htm.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities regulator has approved or disapproved of these securities or determined if the prospectus, the prospectus supplement thereto dated March 26, 2007 or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager

MORGAN STANLEY

Joint Lead Managers

KEEFE, BRUYETTE & WOODS	LEHMAN BROTHERS	RYAN BECK & CO.

SANDLER O’NEILL + PARTNERS, L.P.

April 5, 2007